October 14, 2004


Via Facsimile (212) 474-3700 and U.S. Mail

John T. Gaffney
Cravath, Swaine & Moore LLP
Worlwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Re:	Microcell Telecommunications, Inc.
	Schedule TO-T/A filed October 7, 2004 by Rogers Wireless
	Communications Inc., et al.
	File No. 5-58635

Dear Mr. Gaffney:

We have reviewed the amended Schedule TO listed above and your accompanying response letter, and have the following additional comments. All defined terms have the same meaning as in the offer materials, unless otherwise indicated.

1. Refer to comment 2 in our October 5, 2004 comment letter, and your response. We continue to believe that RCI should be included as a bidder in this tender offer. The following facts support our determination with respect to RCI:

(a)	RCI is the ultimate control person of the existing bidders in the Offers and nine of the twelve board members of RWCI are RCI affiliates;

(b)	RCI was involved in the initial contacts with Microcell, and in the ensuing negotiations during which this transaction was negotiated and structured. In fact, as you point out, RCI is a party to a confidentiality agreement with Microcell with respect to information provided by the Company during the negotiations leading up to the Offers;

(c)	RCI approved the terms of the Offers and the Support
Agreement; and

(d)	RCI will provide a loan of up to $900 million to fund the
Offers.

Please amend the Schedule TO to include all of the disclosure required as to a bidder. Indicate in your response letter how you intend to disseminate this information.

2. Refer again to comment 2 in our prior comment letter. We disagree with your conclusion that no information with respect to AT & T Wireless and JVII is required under General Instruction C to Schedule TO. We have never interpreted the phrase "controlling person" as used there to mean only a single majority holder. Please consider your obligation to provide General Instruction C information as to AT&T Wireless and JVII.

3. Refer to your response to comment 3 in our October 5, 2004 letter. Your response raises questions as to whether bidders or their affiliates received additional confidential information from Microcell, including financial forecasts and projections that were not previously disclosed by Microcell. Please indicate supplementally. If additional financial forecasts or projections were received, indicate supplementally your basis for excluding disclosure in the offer materials.

4. In response to comment 4 in our prior letter, your response letter indicates that you have revised the offer materials to clarify that any action or inaction by the bidders must be unintentional. However, we are concerned that the actual revisions to Section 4 in the offer materials do not say so. Specifically, the use of the word "including" in the revised offering circular seems to imply that actions that are other than unintentional could also cause a triggering event. Please revise.

5. We note your responses to comments 5 through 11 in our prior comment letter. These responses have further clarified how your Offers will work mechanically but unfortunately have raised additional concerns under US tender offer rules. Please address the following questions:

(a)	You apparently do not plan to take up and pay for securities tendered during a Subsequent Offer Period on a rolling basis. How is this consistent with your obligations under Rule 14d-11(e)?

(b)	Subparagraph (b) on page 23of the revised offering circular
now makes clear that it refers only to a Subsequent Offering Period. However it is not apparent how there could be an increase in the consideration paid in the offer during the Subsequent Offering Period. See Rule 14d-11(f).

(c)	The revisions to the offering circular imply that the Offers could remain conditional during the Subsequent Offering Period. As you know, US law allows a Subsequent Offering Period only once an offer has gone "wholly unconditional." Please revise or advise.

6. See our last comment. Are you seeking to rely on a "cross border" exemption in conducting these Offers? If so, please identify and describe the facts that you believe allow you to do so. We may have additional comments.

7. We refer to the changes you have made to the offering materials in response to comment 14 in our prior comment letter. We continue to have concerns with your revised disclosure however, because you are asking tendering security holders to waive their right to sue in a U.S. court. Please revise the language in your offering materials that states that by tendering, a security holder "unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario."

Closing Comments

Please revise your offering materials to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy statement. The response letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

Please be aware that we may have additional comments after reviewing your revised materials. Given the nature of these and our original comments, indicate how you intend to disseminate a revised disclosure document. If you would like to contact me directly, please do not hesitate to do so at (202) 942-1773.

Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions